Exhibit 99.2

BIONDVAX PHARMACEUTICALS LTD.

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

NIS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Balance Sheets	2

Condensed Interim Statements of Comprehensive Income	3

Condensed Interim Statements of Changes in Shareholders' Equity	4 – 7

Condensed Interim Statements of Cash Flows	8 – 9

Notes to Condensed Interim Financial Statements	10

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BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

				Convenience translation (Note 2)
	December 31,	September 30,		September 30,
	2015	2015	2016	2016
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars
	(In thousands except share and per share data)
CURRENT ASSETS:
Cash and cash equivalents	33,470	36,294	15,091	4,016
Short term bank deposit	-	578	10,510	2,797
Marketable securities	2,016	2,016	2,017	537
Other receivables	1,442	1,594	727	193

	36,928	40,482	28,345	7,543
LONG-TERM ASSETS:
Marketable securities	2,048	2,047	2,050	545
Property, plant and equipment	2,044	2,191	1,592	424
Other long term assets	287	24	370	98

	4,379	4,262	4,012	1,067

	41,307	44,744	32,357	8,610
CURRENT LIABILITIES:
Trade payables	931	571	477	127
Other payables	768	758	466	124

	1,699	1,329	943	251
LONG-TERM LIABILITIES:
Options	5,994	6,863	3,528	938
Severance pay liability, net	69	67	74	20

	6,063	6,930	3,602	958

SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of September 30, 2016, 2015 (unaudited) and December 31, 2015; Issued and Outstanding: 135,097,367, shares as of September 30, 2016, 2015 (unaudited) and December 31, 2015.	*) -	*) -	*) -	*) -
Share premium	110,679	110,352	111,697	29,722
Options	2,536	2,536	2,536	675
Other comprehensive income	12	12	8	2
Accumulated deficit	(79,682)	(76,415)	(86,429)	(22,998)

	33,545	36,485	27,812	7,401

	41,307	44,744	32,357	8,610

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

2

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF COMPREHENSIVE INCOME

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2015	2015	2016	2015	2016	2016
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)
Operating expenses:
Research and development, net of participations	7,906	1,247	2,421	5,032	5,962	1,586
Marketing, general and administrative	3,397	966	1,049	2,216	2,819	750

Total operating expenses	11,303	2,213	3,470	7,248	8,781	2,336

Operating loss	11,303	2,213	3,470	7,248	8,781	2,336

Financial income	1,118	1,540	10	651	59	16
Financial expense	(24)	(5)	(291)	(20)	(491)	(131)
Financial income (expenses) due to revaluations of options	10	812	1,395	(315)	2,466	656

Total finance income, net	1,104	2,347	1,114	316	2,034	541

Net loss (income)	10,199	(134)	2,356	6,932	6,747	1,795

Other comprehensive loss (income):
Items to be reclassified to profit or loss in subsequent periods:
Gain (loss) from available-for-sale financial assets	(5)	(2)	1	(5)	(4)	(1)

Total comprehensive loss (income)	10,204	(132)	2,355	6,937	6,751	1,796

Basic and diluted net loss per share (NIS)	0.10	(0.00)	0.02	0.07	0.05	0.01

Weighted average number of shares outstanding used to compute basic and diluted loss per share	105,522,642	135,097,367	135,097,367	95,519,426	135,097,367	135,097,367

The accompanying notes are an integral part of the interim financial statements.

3

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Options	Unrealized gain (loss) on available-for-sale financial assets	Accumulated deficit	Total equity
	NIS in thousands

Balance as of January 1, 2016	*) -	110,679	2,536	12	(79,682)	33,545

Loss	-	-	-	-	(6,747)	(6,747)
Other comprehensive loss	-	-	-	(4)	-	(4)

Total comprehensive loss	-	-	-	(4)	(6,747)	(6,751)

Share-based compensation	-	1,018	-	-	-	1,018

Balance as of September 30, 2016 (unaudited)	*) -	111,697	2,536	8	(86,429)	27,812
Balance as of September 30, 2016 (convenience translation into U.S dollars – see note 2)	*) -	29,722	675	2	(22,998)	7,401

	Share capital	Share premium	Options	Unrealized gain (loss) on available-for-sale financial assets	Accumulated deficit	Total Equity
	NIS in thousands

Balance as of January 1, 2015	*) -	83,517	2,536	17	(69,483)	16,587

Loss	-	-	-	-	(6,932)	(6,932)
Other comprehensive loss	-	-	-	(5)	-	(5)

Total comprehensive loss	-	-	-	(5)	(6,932)	(6,937)

Share-based compensation	-	418	-	-	-	418
Issuance of shares, net	-	26,417	-	-	-	26,417

Balance as of September 30, 2015 (unaudited)	*) -	110,352	2,536	12	(76,415)	36,485

*)	Represents an amount lower than NIS 1.

4

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Options	Unrealized gain on available-for-sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of July 1, 2016	*) -	111,458	2,536	7	(84,073)	29,928

Loss	-		-	-	(2,356)	(2,356)
Other comprehensive gain	-		-	1	-	1

Total comprehensive income (loss)	-		-	1	(2,356)	(2,355)

Share-based compensation	-	239	-	-	-	239

Balance as of September 30, 2016	*) -	111,697	2,536	8	(86,429)	27,812
Balance as of September 30, 2016 (convenience translation into U.S dollars – see note 2)	*) -	29,722	675	2	(22,998)	7,401

The accompanying notes are an integral part of the interim financial statements.

5

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Options	Unrealized gain (loss) on available-for-sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of July 1, 2015	*) -	109,934	2,536	14	(76,549)	35,935

Loss	-	-	-	-	134	134
Other comprehensive loss	-	-	-	(2)	-	(2)

Total comprehensive loss	-	-	-	(2)	134	132

Share-based compensation	-	418	-	-	-	418

Balance as of September 30, 2015	*) -	110,352	2,536	12	(76,415)	36,485

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

6

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Warrants	Unrealized gain (loss) on available-for-sale financial assets	Accumulated deficit	Total Equity
	NIS

Balance as of January 1, 2015	-	83,517	2,536	17	(69,483)	16,587

Loss	-	-	-	-	(10,199)	(10,199)
Other comprehensive loss	-	-	-	(5)	-	(5)
Total comprehensive loss	-	-	-	(5)	(10,199)	(10,204)

Issue of shares, net	*) -	26,417	-	-	-	26,417
Share-based compensation	-	745	-	-	-	745

Balance as of December 31, 2015	*) -	110,679	2,536	12	(79,682)	33,545

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

7

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2015	2015	2016	2015	2016	2016
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands)

Cash flows from operating activities:
Net income (loss)	(10,199)	134	(2,356)	(6,932)	(6,747)	(1,795)

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	628	164	154	477	467	124
Net financing income	(1,104)	(2,348)	(1,114)	(317)	(2,034)	(541)
Share-based compensation	745	418	239	418	1,018	271
Change in employee benefit liabilities, net	7	1	2	5	5	1

	276	(1,765)	(719)	583	(544)	(145)
Changes in asset and liability items:
Decrease (increase) in other receivables	(744)	(1,324)	2,461	(958)	715	190
Increase (decrease) in trade payables	415	(64)	8	47	(463)	(123)
Increase (decrease) in other payables	10	441	(231)	(20)	(302)	(80)

	(339)	(947)	2,238	(931)	(50)	(13)

Cash paid and received during the year for:
Interest paid	(23)	(5)	(7)	(19)	(22)	(6)
Interest received	18	(2)	10	6	53	14

	(5)	(7)	3	(13)	31	8

Net cash flows used in operating activities	(10,267)	(2,585)	(834)	(7,293)	(7,310)	(1,945)

The accompanying notes are an integral part of the interim financial statements.

8

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2015	2015	2016	2015	2016	2016
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands)
Cash Flows from Investing Activities:

Purchase of property and equipment	(34)	-	-	(30)	(15)	(4)
Decrease (increase) in short term deposit	-	(8)	990	(16)	(10,510)	(2,797)
Decrease (increase) in other long term assets	(9)	(308)	120	(308)	(83)	(22)

Net cash provided by (used in) investing activities	(43)	(316)	1,110	(354)	(10,608)	(2,823)

Cash Flows from Financing Activities:

Proceeds from issuance of shares and options	27,323	-	-	27,323	-	-
Issuance of options to public	6,430	-	-	6,430	-	-

Net cash provided by financing activities	33,753	-	-	33,753	-	-

Exchange differences on balances of cash and cash equivalents	415	1,240	(269)	576	(461)	(122)
Increase (decrease) in cash and cash equivalents	23,858	(1,661)	7	26,682	(18,379)	(4,890)

Balance of cash and cash equivalents at the beginning of the period	9,612	37,955	15,084	9,612	33,470	8,906

Balance of cash and cash equivalents at the end of the period	33,470	36,294	15,091	36,294	15,091	4,016

The accompanying notes are an integral part of the interim financial statements.

9

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 1:	GENERAL

a.	BiondVax Pharmaceuticals Ltd. ("the Company") is focused on developing and ultimately, commercializing immunomodulation therapies for infectious diseases. The Company was incorporated on July 21, 2003 and started its activity on March 31, 2005.

b.	On June 7, 2007, the Company issued ordinary shares and options on the TASE.

On May 15, 2015, the Company completed a public offering of securities in the United States. The Company allocated 1,910,000 ADSs and warrants to purchase up to an aggragate of 2,038,000 ADSs. The net proceeds from the offering amounted to a total of NIS 31,031 ($ 7,953). The offering expenses amounted to a total of NIS 5,576. On June 24, 2015, the Company issued an additional 110,000 ADS to the underwriters in consideration of a total gross amount of NIS 2,069 (USD 530). Issuance expenses amounted to NIS 134.

c.	During the nine months ended September 30, 2016, the Company incurred a loss of NIS 6,747 ($ 1,795) and negative cash flows from operating activities of NIS 7,310 ($ 1,945) and it has an accumulated deficit of NIS 86,429 ($ 22,998) as of that date.

NOTE 2:-	CONVENIENCE TRANSLATION INTO U.S. DOLLARS

The financial statements as of September 30, 2016 and for the nine months then ended have been translated into dollars using the representative exchange rate as of that date ($ 1 = NIS 3.758). The translation was made solely for the convenience of the reader.

The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these statements.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of the interim financial statements

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

The significant accounting policies and methods of computation adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company's annual financial statements.

NOTE 4:	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

On April 10, 2016, the Audit Committee and the Board of Directors unanimously resolved to approve the payment of NIS 200, to be increased by an additional amount of up to NIS 200 as needed, for the benefit of the Company's CEO, for the purpose of placing the bond required in connection with an investigation conducted by the Israeli Securities Authority ("ISA"), regarding certain shareholders of the Company (not including among them the Company's CEO) alleged use of inside information.

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